SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                December 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for each reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	Page 2 of 5

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,656,893
8. Shared Voting Power 505,910
9. Sole Dispositive Power 1,656,893
10. Shared Dispositive Power 505,910
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,803
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 10.3%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	Page 3 of 5

EXPLANARY NOTE

This Amendment No. 10 (this “Amendment”) amends Item 5 in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 9, as defined below) to the statement on Schedule 13D originally filed by Linda Shaw with the Securities and Exchange Commission (the “SEC”) on December 15, 2006 (the “Original Filing”). Amendment No. 1 to the Original Filing filed with the SEC on June 19, 2006 through Amendment No. 8 to the Original Filing filed with the SEC on February 14, 2012 (the “Amendment No. 8”) were jointly filed by Linda Shaw, Deborah Shaw and the Estate of William Shaw (the “Estate”). Amendment No. 9 ("Amendment No. 9") to the Original Filing was filed solely by Deborah Shaw.  Capitalized terms used herein shall have the meanings ascribed to such terms in the Original Filing, as amended.

This Amendment reports changes in the beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of shares of Common Stock of the Issuer owned by Deborah Shaw since Amendment No. 9. This Amendment excludes Linda Shaw and the Estate, who had previously jointly reported their beneficial ownership with Deborah Shaw described above. Linda Shaw continues to report her beneficial ownership separately on Schedule 13D. As reported in Amendment No. 8, with the final distribution of shares of Common Stock on June 17, 2010, the Estate ceased being the beneficial owner of any shares of Common Stock.

Item 5.                      Interest in Securities of the Issuer.

(a) and (b)
   As of the date hereof, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 2,162,803 shares of Common Stock. These shares represent, in the aggregate, approximately 10.3% of the 20,925,200 outstanding shares of Common Stock as of the date hereof (shares outstanding include 2,400 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof). The number of shares as to which the reporting person has:

Sole power to vote or to direct the vote is:	1,656,893
Shared power to vote or to direct the vote is:	505,910
Sole power to dispose or to direct the disposition of is:	1,656,893
Shared power to dispose or to direct the disposition of is:	505,910

Of the shares as to which the reporting person has the sole power to vote or direct the vote and to dispose or direct the disposition, (a) 2,400 shares underlie a stock option held by the reporting person (the extent to which such option is currently exercisable or becomes exercisable within 60 days after the date hereof) that were granted to her by the Issuer as a director of the Issuer and (b) 71,220 shares are held by the reporting person as custodian under the California Uniform Transfers to Minors Act for the benefit of her children.  The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 71,220 shares.

CUSIP No. 928703107	Page 4 of 5

Of the shares as to which the reporting person shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 63,956 shares are owned by trusts for the benefit of the children of Linda Shaw, the reporting person’s sister, of which trusts the reporting person is co-trustee with Linda Shaw, the sister of the reporting person, and Bruce Goodman, the spouse of Linda Shaw (and a director of the Issuer), (b) 436,205 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts the reporting person and Bruce Goodman are co-trustees and (c) 5,749 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., a charitable foundation of which the reporting person, Linda Shaw and a daughter of the reporting person are the directors.  The filing of this statement shall not be construed as an admission that the reporting person, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 505,910 shares.

The foregoing amounts exclude (a) 23,019 shares owned by the spouse of the reporting person individually, (b) 34,584 shares owned by the spouse of the reporting person as custodian for the children of the reporting person, and (c) 259,830 shares held by the spouse of the reporting person and his sister as co-trustees for the benefit of children of the reporting person. The reporting person disclaims beneficial ownership of all of the foregoing 317,433 shares

(c)           Since the filing of Amendment No. 9, the only transactions in the Common Stock effecting the reporting person’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i)           On November 29, 2012, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 97,644 shares to the reporting person.

(ii)           On December 6, 2012, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 202,852 shares to the reporting person.

(iii)           On December 6, 2012, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 46,313 shares to the reporting person.

(iv)           On January 11, 2013, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 209,244 shares to the reporting person.

(v)           On March 15, 2013, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 170,170 shares to the reporting person

(d)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 928703107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           December 18, 2013

/s/ Deborah Shaw
Deborah Shaw